PRELIMINARY REPORT ON SANTA ELENA AREA FROM FIRST STAGE MAPPING /SAMPLING.

Cesar M. Lemas   June, 2012.

LOCATION.-

Santa Elena area is located 54 kilometers NW of Caborca, Sonora, Mexico just off to the west of Mexico Highway 2. The studied area is on Private Property, owned by the Baltazar family. The land is Sonoran desert type, with scarce cattle rising and numerous old to recent placer and small mine workings and diggings.

MINE PROPERTY.-

The Mine property is mostly controlled by MEXUS GOLD SA de CV, and consists of several mining concessions totaling about 1340 hectareas.

TABLE 1   Claims in the area

No	CLAIM NAME	TITLE NO	AREA	DATE ISSUED	END DATE	STATUS	
1	EL DIAMANTE	172218	12	27/10/1983	26/10/2088	valid	MEXUS
2	MARTHA ELENA	221447	339.3811	10/2/2004	9/2/2054	valid	MEXUS
3	JULIO II	221448	59.0401	10/2/2004	9/2/2054	valid	MEXUS
4	IDANIA I	228164	199.7491	6/10/2006	5/10/2056	valid	MEXUS
5	IDANIA II	228165	59.5364	6/10/2006	5/10/2056	valid	MEXUS
6	IDANIA III	228166	46.3371	6/10/2006	5/10/2056	valid	MEXUS
7	LA CRUZ	228167	3.6629	6/10/2006	5/10/2056	valid	MEXUS
8	IDANIA	231372	120	2/12/2008	2/11/2058	valid	MEXUS
9	JULIO III	231609	99.6381	3/25/2008	3/24/2058	valid	MEXUS
10	JULIO IV	231610	99.9687	3/25/2008	3/24/2058	valid	MEXUS
11	JULIO V	231611	100	3/25/2008	3/24/2058	valid	MEXUS
12	JULIO VI	231612	100	3/25/2008	3/24/2058	valid	MEXUS
13	JULIO VII	231613	100	3/25/2008	3/24/2058	valid	MEXUS
14	DESERT	238474	28.8719	9/23/2011	9/22/2061	valid	mystery



Julio_Mine

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12 R 360675.24 m E 3443446.37 m N elev 500 m Eye alt 4.26

Imagery Date: Mar 13, 2007 - Apr. 7, 2007

1051 m

ZONA MINERALIZADA - LA HERRADURA
GRABEN
DE
ALTAR
STA ELENA
LA HERRADURA
Au
(SW,07,OX)
CARINA
SILI- SERI
CAROLINA (EL SOCORRO)
Au
(VT,07,OX)
EL SAHUARO
Au
(VT,07,OX)
TRES SE ORES
Au
(VT,07,OX)
EL ASILO
Au
(PLACER)
LORENA
Au,Ag
SAN CARLOS
San Javier
San Luisito
Los Lamentos
C. LA CAMPANA
EL SOCORRO
Au
(VT,07,OX)
NOCHE BUENA
Au
Arivaida
Jm(?)MV- MS
Qhoar- lm
Qhoal
QptCgp
KsTpaGr- Gd
pTmGr
pTimGn- E
Qhoeo
SERI- OXID
(P)PP-87
(E)PP-115
(E)PP-122
(E)PP-123
(E)PP-124
(E)PP-125
(P)PP-126
(E)PP-128
LA HERRADURA
CAPACIDAD 4000 Ton/d a
DORE

EXPLORATION.-

Small prospects on quartz veins, shafts to 30 meters depth and other small workings and extensive placer work in the whole area. Old bonanza findings as kilos of gold on selected veins shoots and shear zones.

No recent exploration or geological mapping has been directed.

Limited examination and sampling was done during 1995 and 1998

TARGET.-

Bulk Au_Ag shear zone type mineralization combined with medium to high grade vein quartz, associated with the Mojave-Sonora megashear zone.

REGIONAL GEOLOGY.-

The area is in highly tectonized and within dynamically metamorphosed rocks as shists from volcanic flows and intrusive rocks such as an older medium grained to porphyritic granodiorite grading into hypabyssal rhyodacite porphyry to gneissic phacies apparently of Jurassic to Cretaceous age.

Parallel and conjugate structures to the main NW-SE tectonism , related to Mojave-Sonora Megashear are likely to be the hosts for latter tertiary mineralization as fissure quartz veins, and also low angle shear zones which are the best permeable conduits. Coincident structures are best targets in this area.

Host rocks in the area are Jurassic – (quartz feldspar porphyry)with some basalt cappings or rhyolite flows.



LOCAL GEOLOGY AND MINERALIZATION.-

Santa Elena area is dominated by a series of fissure white quartz veins where 6 important systems have been recognized in this stage hosted in moderately tectonized granodiorite mostly with some latter flow volcanic in the higher elevations as vesicular basalts.

3 or FOUR low angle shear zones are also present with important prospects in them and notable higher gold grades as bonanza pockets. These shear zones, contain gouge material mainly from granodiorite and accompanied by pyrolusite seams as an accessory mineral. Quartz veining is present as a carrier but not as the major constituent of the structure.



FISSURE QUARTZ VEINS.-

The fissure quartz vein systems have a general attitude of N33E and dip to the SE 60-70. They have a width average of 2.1 meters.

The quartz is massive and mostly fractured, and often brecciated due to multiple pulses during deposition.

They carry low sulphide content. Minor pyrite is present and mostly turned to hematite. Some malaquite after chalcopyrite is also common but not abundant.

The fissure quartz veins were deposited on tensional fracturing possibly created by the left-lateral movement on the major Mojave_Sonora megashear supposedly located only about 13 kilometers west of the area. These fissures have a conjugate attitude to the major trend

The depth of the quartz vein depends on the brittleness of the host rock, in this case a granodiorite is a basement rock which is very homogeneous and can have constant brittle consistency for hundreds of meters as noted in the lengths observed on the surface. Quartz veins could attain depths to 1000 meters before they reduce to a tight fissure.

Although metal deposition is often zoned at depth controlled by the pressure - temperature conditions, it is known to have these zones extending for more than 1000 meters in depth.

At this stage we will have these possibilities open until some deeper drilling is directed.

LOW ANGLE SHEAR ZONES.-

Shear Zone 1 we can call the one coincident in part with the Julio Vein just south of the Julio Inclined Shaft. Detailed sampling will be carried out here to further study the shear zone.

Shear Zone 2 is recognized also coincident with a steep 0.50 m quartz vein at the "La Cruz" pit.

More detailed sampling is required here as well.

Shear Zone 3, "La Bolsa" a 0.55 m thick shear zone with granodiorite on the base and capped by a foliated gneiss or cooked granodiorite. This shear zone appears mostly eroded and a cap still remains over a small hill with interesting grade history,(6 kgs Manganese-Gold bonanza).



Shear Zone 4, on the SW area and NW hillside of the higher peaks in the area. This is a more extensive structure with 2.1 meters width, and with excellent tonnage possibilities as it is dipping into unknown and good host rock. This shear zone also shows pyrolusite --siderite seams where the old mining seemed to be concentrated on.



SAMPLING AND DATA AQUISITION.-

A 10 day GPS aided sampling – mapping program was directed starting where the outstanding white quartz veins are exposed. GPS tracking was done around the outcrops and latter unloaded into a topo and satellite image as well. Satellite image was very useful in visually adjusting contacts of the quartz veins with the host granodiorite. Gps tracks and locations are then transferred into AutoCad format for precision plotting and usage of the data.

The result is a very precise outline of the quartz outcrops, enough to measure and handle as a geologic structure. Other features such as faults , shear zones, attitudes, observations are also picked up and recorded into the base map.

Chip rock sampling was done systematically at approximate 40 to 50 meter intervals along the structures, and picked up around a 5 meter radius from the location point, as to test the precense of Gold and Siver rather than channel for a local grade. Chips are sampled as to have a representative sample of the area around the location point.

Every sample location is recorded with a structure description, attitude and width. About 2 kgs of sample is collected in each station.

Samples are crushed to -1/2" and splitted. About 1 kilogram of sample is sent to the lab and the rest is kept for storage. A standard or Duplicate sample was inserted every 20 samples approximately to assure quality control of the results for future use.

Samples are being sent to ALS-Chemex labs in Hermosillo for further prep and analysis in Vancouver, B.C., Canada. The analysis code for assay is ME-GRA22 which refers to a Au-Ag package using a 50 gr portion and fire assay.

164 samples were collected in this stage and 65 sent to the lab as of June 1 2012.

DATA .-

A sample list is produced and also converted to a access database to be used with 3D software in resource estimates and modeling.

The assay results are then fed into the database as they are received to be plotted and handled as to produce drilling targets or best production areas.



PRELIMINARY BULK TONNAGE RESULTS FROM FISSURE QUARTZ VEINS AND SHEAR ZONES.-

Quartz vein structures are measured directly from plotted data and a specific gravity of 2.6 is being used for tonnage calculations.

Although drilling will determine the depth value, 100 meters will be used for this preliminary estimates.

Shear zones 3 and 4 have a probable area determined by the structural geology. Drilling will also expand this volumes. A 2.4 specific gravity is used for the shear zone material.

Shear Zones 1 and 2 are undetermined at this stage. Ground EM would increase information on these concealed structures on the East area of the Property.

QUARTZ VEIN AND SHEAR ZONE BULK TONNAGE ESTIMATES

Structure	total length	Area	width ave.	samples	Au	Ag	Volume/100 m	Tonnage
VEIN_1	1192		3.48	3 - 28	0.93	1.6	414816	1078522
VEIN_2	676		2.42	29-30,48-64	0.97	0.8	163592	425339
VEIN_3	954		1.98	31-47, 67-78	0.92	0.1	188892	491119
VEIN_4	682		5.4	81-93, 106,125-128			368280	957528
VEIN_5	176		1.25	116-119			22000	57200
VEIN_5	370		1	112-115, 132-138			37000	96200
VEIN_5	317		0.87	108-111			27579	71705
VEIN_5	304		1.8	141-145			54720	142272
VEIN_JULIO	826		1.66	146-163			137116	356502
			2.2					3,676,387
Shear Zone 1	Julio		3	148				
Shear Zone 2	La Cruz		4	62				Undetermined
Shear Zone 3	Bolsa	7109	0.55	120-123			3909.95	9383.88
Shear Zone 4	SW corner	27509	2.1	96-104			57768.9	138645
			2.4					148,029

PLACER POTENTIAL.-

As observed in the erosion of the quartz vein structures that have been subject to since their deposition and the faster and flatter, less competent shear zones possibly contemporaneous to the veins, it is reasonable to believe the shear zones have provided most of the gold in the rather recent alluvial deposits. It is evident that some of the placer gold comes from the quartz veins but apparently larger portions of shear zones to the west have been washed away.

As a guide to placer exploration it is important to keep in mind the fact that these shear zones might be the best placer gold producers.

FURTHER WORK RECOMMENDED.-

Depending on the assay results, there will be a zonation of values to design a drilling stage.

Core hole drilling is essential in providing structural and geological information in specific areas as well as proving continuity at larger depths.

Reverse circulation drilling is essential in obtaining best samples for the irregular behavior of gold values in quartz veins because of the sample size recovered and the drilling time.

Percussion track drilling for blasting will also be the optimal method of production and ore control.

Ground EM geophysics is crucial in following the concealed trace of the shear zones. An EM survey on the Julio and the La Cruz shear zones should be directed to be able to design a drilling program in this area.

Further mapping and sampling is also recommended to continue in areas not covered so far.

As sampling results come in, more detailed vein analysis will be done to direct further exploration.

Selected areas should be accessed with new roads in preparation for further exploration .

SAMPLING SANTA ELENA_JULIO AREA

Count	Sample No.	Chemex	UTM E	UTM N	elev	azimuth	dip	width	Description	Au	Ag
1	SE_001	350 [redacted]	361338.1	3443070	493	68	79	1	Fe ox in GD fracturing, Pit	<0.05	<5
2	SE_002	350 [redacted]	360963.5	3443012	500	260	51	0.3	dolomite vein +qtz	0.32	11
3	SE_003	350 [redacted]	360804.8	3442770	513	225	50	1	white qtz vein	<0.05	<5
4	SE_004	350 [redacted]	360857.3	3442839	509	35	20	1	semi bx qtz vein, vuggy	<0.05	<5
5	SE_005	350 [redacted]	360876.2	3442868	506	35	10	1	qtz vein bx, feox's	<0.05	<5
6	SE_006	350 [redacted]	361119.3	3443031	498	52	20	1.5	qtz vein, sheared	<0.05	<5
7	SE_007	350 [redacted]	361245.6	3443140	497	45	45	3	qtz vein, feactured, FeOx's	<0.05	<5
8	SE_008	350 [redacted]	361299.6	3443174	496	52	20	5	qtz vein	<0.05	<5
9	SE_009	350 [redacted]	361301.9	3443192	496	45	45	10	qtz vein, pit area	<0.05	<5
10	SE_010	350 [redacted]	361323.9	3443203	496	45	30	5	qtz vein, pit , FeOx's	0.06	<5
11	SE_011	350 [redacted]	361335.8	3443217	496	45	30	6	semi bx, qtz vein	<0.05	<5
12	SE_012	350 [redacted]	361360.5	3443234	496	45	20	3	crackled qtz, FeOxs, CuOx's	0.16	16
13	SE_013	350 [redacted]	361379.8	3443251	495	45	51SE	3	inclined shaft, FeOx's, CuOxs	<0.05	5
14	SE_014	350 [redacted]	361404.6	3443279	495	45	50SE	2	semi bx, qtz vein	0.08	<5
15	SE_015	350 [redacted]	361413.6	3443299	495	45	50	2	qtz vein bx, FeOx's	0.5	7
16	SE_016	350 [redacted]	361413.9	3443331	495	45	50	2	white qtz, trench feox's	<0.05	<5
17	SE_017	350 [redacted]	361450.6	3443364	492	45	45SE	2	Qtz vein, FeOx's	5.61	11
18	SE_018	350 [redacted]	361500	3443370	490	45	45SE	8	qtz, crackled, FeOx's	0.21	<5
19	SE_019	350 [redacted]	361523.8	3443381	489	45	45SE	3	qtz, crackled, FeOx's	<0.05	<5
20	STD	350 [redacted]								1.88	15
21	SE_020	350 [redacted]	361538.6	3443401	488	45	45SE	6	Qtz vein, FeOx's	<0.05	<5
22	SE_021	350 [redacted]	361561.8	3443419	486	45	70SE	3	Qtz vein, FeOx's	1.01	<5
23	SE_022	350 [redacted]	361570	3443434	485	45	70SE	7	Qtz vein, FeOx's	0.16	<5
24	SE_023	350 [redacted]	361564.6	3443462	485	45	70SE	10	qtz vein shoot, FeOx	0.34	23
25	SE_024	350 [redacted]	361586	3443496	484	45	SE70	1.5	dull qtz, shafts at pp area	17.4	66
26	SE_025	350 [redacted]	361605.5	3443510	482	45	70SE	1.5	dull qtz, shafts at pp area	9.88	38
27	SE_026	350 [redacted]	361622.9	3443521	482	45	70SE	1	PP shafts, qtz vein	1.7	8
28	SE_027	350 [redacted]	361646.4	3443538	481	45	SE45	1	qtz vein in Gd	1.93	15
29	SE_028	350 [redacted]	361694.1	3443577	480	45	SE45	1	dull qtz, shafts at pp area	3.27	7
30	SE_029	350 [redacted]	360972.1	3443205	500	26	SE62	3	qtz, breccia	<0.05	<5
31	SE_030	350 [redacted]	360967.6	3443191	500	26	SE62	3	crackled qtz, FeOxs, CuOx's	<0.05	<5
32	SE_031	350 [redacted]	360814.5	3443171	500	33	SE73	1.5	crackled qtz, FeOxs, CuOx's	<0.05	7
33	SE_032	350 [redacted]	360806.9	3443155	500	33	SE73	2	sulphides, gn,py, CuOx, FeOx	0.91	343
34	SE_033	350 [redacted]	360792.4	3443138	501	23	SE60	3	split vein, CuOx, FeOx	<0.05	42
35	SE_034	350 [redacted]	360776.4	3443118	504	39	SE60	3	crackled qtz, FeOxs, CuOx's	<0.05	8

[redacted]	SE_035	[redacted]	360743.2	3443132	505	22	60SE	4	qtz vein, Fe ox	<0.05	<5
[redacted]	SE_036	[redacted]	360727.3	3443104	509	22	SE45	2	crackled qtz, FeOxs, CuOx's	0.22	36
[redacted]	SE_037	[redacted]	360708.2	3443075	514	42	SE45	1	white qtz	0.1	70
[redacted]	SE_038	[redacted]	360690.4	3443045	517	45	SE45	2	qtz vein joins	<0.05	45
[redacted]	SE_039	[redacted]	360662.1	3443044	519	42	SE45	3	qtz, vein CuOx, FeOx, slicks	<0.05	<5
[redacted]	STD	[redacted]								0.17	<5
[redacted]	SE_040	[redacted]	360632.2	3443027	520	42	SE70	3	qtz, vein CuOx, FeOx, slicks	<0.05	7
[redacted]	SE_041	[redacted]	360613.5	3443003	524	42	SE70	3	qtz vein offset	<0.05	<5
[redacted]	SE_042	[redacted]	360595.1	3442985	528	45	SE70	3	white qtz	<0.05	<5
[redacted]	SE_043	[redacted]	360559.9	3442965	540	45	SE70	3	white qtz, fractured	<0.05	<5
[redacted]	SE_044	[redacted]	360529.2	3442950	551	45	SE60	5	white qtz offset	<0.05	<5
[redacted]	SE_045	[redacted]	360498.6	3442948	566	65	SE70	2	white qtz	<0.05	<5
[redacted]	SE_046	[redacted]	360471.7	3442914	578	20	NW50	0.3	oxide filled fracturing basalt	0.06	11
[redacted]	SE_047	[redacted]	360661	3443032	519			0.5	jasperoid dump	0.33	6
[redacted]	SE_048	[redacted]	360997.3	3443266	500	5	SE70	5	qtz vein bx, feox's	<0.05	<5
[redacted]	SE_049	[redacted]	361018.3	3443310	500	35	SE70	1	white qtz, FeOx	<0.05	5
[redacted]	SE_050	[redacted]	361038	3443340	500	20	SE70	2	qtz vein	<0.05	21
[redacted]	SE_051	[redacted]	361087.7	3443395	500	161	SW54	3	qtz vein Bx, zig zag offset	<0.05	<5
[redacted]	SE_052	[redacted]	361127	3443410	500	35	SE70	3	deep white qtz	<0.05	<5
[redacted]	SE_053	[redacted]	361152.1	3443440	500	29	SE50	3	qtz vein, sulphides,gn, py	2.82	46
[redacted]	SE_054	[redacted]	361172.8	3443463	500	29	SE50	3	qtz vein ends	0.25	5
[redacted]	SE_055	[redacted]	361191.7	3443427	500	52	SE59	5	qtz bx, shoot, pipe	<0.05	<5
[redacted]	SE_056	[redacted]	361182.9	3443495	500	30	SE60	1.5	qtz vein FeOx's	<0.05	<5
[redacted]	SE_057	[redacted]	361214.9	3443528	500	30	SE60	1	qtz vein splits	4.3	5
[redacted]	STD	[redacted]								1.91	12
[redacted]	SE_058	[redacted]	361224.5	3443560	500	32	SE60	3	qtz vein	0.06	<5
[redacted]	SE_059	[redacted]	361236.5	3443611	499	32	SE70	2	qtz vein FeOx's	2.15	7
[redacted]	SE_060	[redacted]	361238.3	3443642	500	22	SE54	2	qtz vein	0.98	13
[redacted]	SE_061	[redacted]	361261.3	3443672	498	33	SE60	2	qtz vein FeOx's	0.49	<5
[redacted]	SE_062	[redacted]	361837.7	3442997	480	20	SE51	0.5	qtz vein, SE Area Martha Mine	0.37	<5
66	SE_063	35066	361294.1	3443700	496	30	SE72	1.5	qtz vein ,prospect pits		
67	SE_064	35067	361302.8	3443735	495	350	NE75	1.5	white qtz buries in wash		
68	SE_065	35068	360800.6	3443216	500	35	SE75	1.5	qtz vein		
69	SE_066	35069	360809.7	3443263	500	10	SE75	0.5	vein splits		
70	SE_067	35070	360867.5	3443265	500	7	SE75	3	white qtz		
71	SE_068	35071	360877.8	3443325	500	37	SE75	1	qtz vein FeOx's		
72	SE_069	35072	360900.8	3443349	500	60	SE75	2	Qtz vein, FeOx's		
73	SE_070	35073	360933.7	3443373	500	49	SE75	1	qtz bx, FeOx's		

74	SE_071	35074	360991.4	3443436	491.3557	25	SE45	1	qtz vein FeOx's
75	SE_072	35075	361010.6	3443480	491.8364	25	SE45	1	vein ends, pinches
76	SE_073	35076	360992.4	3443485	498.5657	20	SE80	3	Shoot split vein
77	SE_074	35077	360968.1	3443490	500.9689	39	SE85	1	qtz vein splits, FeOx
78	SE_075	35078	360977	3443510	501.4496	40	SE85	1	bone quartz
79	SE_076	35079	361015	3443521	502.1705	30	SE80	1	Qtz vein, FeOx's
80	SE_077	35080	361043.4	3443543	501.6899	30	SE80	1	vein ends, bx, Feox
81	SE_078	35081	361156.5	3443616	502.8915	67	SE80	0.2	trace of vein
82	SE_079	35082	360905.6	3443437	493.9995	25	SE80	1	qtz lens, crackled
83	SE_080	35083	360824.6	3443340	497.1237	22	SE80	1.5	qtz vein Fe Ox, fractured
84	DUPL-080	35084							
85	SE_081	35085	360523.5	3443291	497.364	25	NW75	4	vein ends at wash, fault
86	SE_082	35086	360528.5	3443335	497.6044	340	SW85	4	qtz bx, fctg, shoot
87	SE_083	35087	360515.5	3443358	501.9303	20	SW85	4	qtz vein 100m from Mn prospect
88	SE_084	35088	360466.3	3443337	516.1096	5	NW65	4	sheared vein, FeOx's
89	SE_085	35089	360489.6	3443348	516.5902	4	NW70	2	vein supcrop
90	SE_086	35090	360460.9	3443294	519.9548	16	SE75	5	crackled vein
91	SE_087	35091	360454.6	3443262	517.5515	16	SE75	10	crackled vein
92	SE_088	35092	360457.1	3443252	516.8306	0	E75	10	CuOx, FeOx, fault E-W, qtz vein
93	SE_089	35093	360436.9	3443215	518.0322	25	SE75	3	qtz vein, fractured
94	SE_090	35094	360430.2	3443180	515.6289	20	SE75	5	Qtz vein, FeOx's
95	SE_091	35095	360416	3443145	516.1096	20	SE75	10	vein splits
96	SE_092	35096	360374.3	3443076	517.3113	20	SE75	25	vein outcrops
97	SE_093	35097	360325.5	3443014	518.5128	33	SE75	5	vein, CuOx's. Fe Oxs
98	SE_094	35098	360400.4	3443309	519.2339	20	NW25	0.5	oxide lens, reverse fault
99	SE_095	35099	360102.3	3442981	546.8716	60	SW10	2	shear zone, FeOx,s
100	SE_096	35100	360153.9	3442902	564.1753	40	NW25	2	jasperoid,mantoe, tunnel 10m
101	SE_097	**35301**	360165.5	3442915	559.8491	40	NW30	2	mantoe, jasper, FeOx
102	SE_098	**35302**	360161.1	3442894	565.377	40	NW20	2	4" qtz vein, in mantoe, vuggy
103	DUPL-098	**35303**							
104	SE_099	**35304**	360164.9	3442862	573.0674	305	SE15	2	mantoe, shear zone in Gd, pit
105	SE_100	**35305**	360208.3	3442825	584.603	350	NE10	2	mantoe, FeOx's, 5m inclined
106	SE_101	**35306**	360191.9	3442805	592.053	20	NW30	2	split mantoe, pits, FeoXS
107	SE_102	**35307**	360259.2	3442785	593.7354	20	NW30	2	jasper mantoe, FeOx.s
108	SE_103	**35308**	360298.6	3442806	588.6885	0	0	2	mantoe, FeOxs, **pyrite**
109	SE_104	**35309**	360260.7	3442810	588.2078	0	0	3	mantoe, FeOx, silica, **pyrite**
110	SE_105	**35310**	360228.4	3442855	579.3157	20	NW25	2	shear zone, mantoe, Jasper
111	SE_106	**35311**	360246.2	3442933	551.4377	30	SE64	2	quartz vein

			E	N	el	Az	dip	wide		Au	Ag
112	SE_107	**35312**	359640.7	3442905	555.5232	0	E80	1.5	white qtz vein		
113	SE_108	**35313**	359762.4	3442982	553.1201	325	NE82	0.5	white qtz vein		
114	SE_109	**35314**	359832.3	3443036	546.8716	0	0	0.5	qtz vein subcrop		
115	SE_110	**35315**	359895.6	3443171	525.963	0	0	1.5	gatos qtz vein breccia		
116	SE_111	**35316**	359908.7	3443234	530.7697	0	0	1	gatos east qtz bx vein, FeOx's		
117	SE_112	**35317**	359946.3	3443383	530.7697	52	SE67	1	qtz vein, white, FeOx's		
118	SE_113	**35318**	359973.4	3443406	531.4906	55	SE50	2	white qtz vein, FeOx's		
119	SE_114	**35319**	359989.2	3443419	532.4519	55	SE50	1	white qtz vein, FeOx's		
120	SE_115	**35320**	359983.3	3443427	531.2502	57	SE72	1	white qtz vein, FeOx's		
121	SE_116	**35321**	360247.5	3443319	403.8766	40	SE46	2	qtz vein flat on ground		
122	SE_117	**35322**	360284.3	3443335	527.1647	40	SE46	1	qtz vein circular outcrp		
123	SE_118	**35323**	360323.4	3443389	529.0873	10	SE9	1	qtz vein circular outcrp		
124	SE_119	**35324**	360343.5	3443415	537.739	60	SE50	1	qtz vein patch		
125	DUPL-120	**35325**									
126	SE_120	**35326**	360400.2	3443395	538.4601	0	E30	0.6	Reverse fault shear zone gouge		
127	SE_121	**35327**	360398.7	3443396	537.9794	0	E30	0.6	Reve. Fault zone, bonanza adit		
128	SE_122	**35328**	360444.9	3443399	538.2197	350	SE28	0.5	reverse fault trace, jarosite		
129	SE_123	**35329**	360453.9	3443411	533.4132	350	SE28	0.5	reverse fault trace, jarosite		
130	SE_124	**35330**	360478.5	3443426	533.1729	40	SE35	1	qtz vein on rev. fault?		
131	SE_125	**35331**	360507.4	3443406	528.126	40	SE50	1	white qtz vein. Fctd, CuOx's		
132	SE_126	**35332**	360548.6	3443470	525.963	25	SE50	2	qtz vein FeOx', bx		
133	SE_127	**35333**	360554.8	3443499	523.5597	25	SE50	1	qtz vein breccia		
134	SE_128	**35334**	360619.2	3443477	500.0077	65	SE47	1	fctd qtz vein, CuOx, FeOX'S		
135	SE_129	**35335**	359998.5	3443247	522.5984	350	SE74	0.5	white qtz vein		
136	SE_130	**35336**	360017.7	3443268	523.8	340	SE75	0.5	white qtz vein		
137	SE_131	**35337**	360040.3	3443341	524.5211	340	SE71	0.3	qtz vein		
138	SE_132	**35338**	360044.1	3443443	524.5211	36	SE62	1	white qtz vein		
139	SE_133	**35339**	360065.7	3443464	530.2889	50	SE55	1	qtz vein, pyrite		
140	SE_134	**35340**	360099.8	3443491	529.0873	45	SE55	1	qtz vein tip		
141	SE_135	**35341**	360130.7	3443467	529.568	40	SE43	1	white qtz		
142	SE_136	**35342**	360162.8	3443501	535.0955	40	SE45	1	white qtz vein		
143	SE_137	**35343**	360174.7	3443537	537.2584	52	SE61	1	qtz vein Fe Ox, fractured		
144	SE_138	**35344**	360199.6	3443575	546.3909	52	SE45	0.7	qtz vein ridge top	2.49	27.
145	SE_139	**35345**	360248.1	3443530	548.0732	50	90	0.4	qtz vein FeOx	0.18	<5
146	DUPL_139	**35346**								.28	<5
147	SE_140	**35347**	360164.3	3443589	549.2749	315	SW13	1	inverse fault shear zone, MnOx	<0.05	<5
148	SE_141	**35348**	359978.9	3443774	546.3909	50	SE47	1	qtz vein fractg	23.9	10
149	SE_142	**35349**	359918.5	3443702	546.8716	40	SE47	1	qtz vn	0.28	<5